UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

MILLENNIUM PHARMACEUTICALS, INC.

(Name of Subject Company)

MAHOGANY ACQUISITION CORP.

a wholly-owned subsidiary of

TAKEDA AMERICA HOLDINGS, INC.

a wholly-owned subsidiary of

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

599902103

(CUSIP Number of Class of Securities)

Iwaaki Taniguchi

President

Takeda America Holdings, Inc.

767 Third Avenue, 8th Floor

New York, NY 10017

Tel: (212) 421-6954

Fax: (212) 355-5243

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Bruce W. Raphael, Esq.

Matthew J. Gardella, Esq.

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

Tel: (617) 239-0100

Fax: (617) 227-4420

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 11, 2008 (as previously amended and supplemented, the “Schedule TO”) by Mahogany Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Takeda America Holdings, Inc. (“Takeda America”), which is a New York corporation and wholly-owned subsidiary of Takeda Pharmaceutical Company Limited (“TPC”), a corporation organized under the laws of Japan. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (collectively the “Shares” and each share thereof a “Share”), of Millennium Pharmaceuticals, Inc., a Delaware corporation (“Millennium”), at a purchase price of $25.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 11, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment No. 6 is being filed on behalf of Purchaser, Takeda America and TPC.

All capitalized terms used in this Amendment No. 6 without definition have the meanings ascribed to them in the Schedule TO. The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

ITEM 11.  ADDITIONAL INFORMATION

Item 11 is hereby amended and supplemented by adding the following:

On May 14, 2008, TPC and Millennium issued a joint press release announcing the completion of the Offer. The Subsequent Offering Period expired at 12:00 midnight, New York City time, at the end of Tuesday, May 13, 2008. Based on information provided by the Depositary, as of 12:00 midnight, New York City time, at the end of Tuesday, May 13, 2008, a total of 295,628,495 Shares were validly tendered in the initial offering period and the Subsequent Offering Period of the Offer, representing approximately 90.3% of the outstanding Shares. Purchaser has accepted for payment all Shares validly tendered during the initial offering period and the Subsequent Offering Period, and payment for such Shares has been or will be made promptly in accordance with the terms of the Offer.

TPC’s acquisition of Millennium is expected to be completed on May 14, 2008, upon the effectiveness of the Merger under the short-form merger provisions of the DGCL without any further action by or vote of Millennium’s stockholders.  At the Effective Time, each Share that has not been tendered pursuant to the Offer will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (other than Shares held by Millennium, TPC, Takeda America or Purchaser or any wholly-owned subsidiary of Millennium or Takeda America or by stockholders, if any, who properly exercise their appraisal rights under the DGCL). As a result of the Merger, Millennium will become a wholly-owned subsidiary of Takeda America.

The full text of TPC and Millennium’s May 14, 2008 joint press release is attached hereto as Exhibit (a)(5)(C).”

ITEM 12.  EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(C)  Press Release, dated May 14, 2008.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2008

MAHOGANY ACQUISITION CORP.

	By:	/s/ Iwaaki Taniguchi
	Name:	Iwaaki Taniguchi
	Title:	President

Dated: May 14, 2008

TAKEDA AMERICA HOLDINGS, INC.

	By:	/s/ Iwaaki Taniguchi
	Name:	Iwaaki Taniguchi
	Title:	President

Dated: May 14, 2008

TAKEDA PHARMACEUTICAL COMPANY LIMITED

	By:	/s/ Hiroshi Shinha
	Name:	Hiroshi Shinha
	Title:	Director and General Manager, Legal Department